MANUALLY SIGNED



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 8

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

MYEZSMOKES, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

**11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121
Phone: 858-509-2783**
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3600	46-1471251
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BY QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Full Name	Business Address	Residential Address
Daniel W. Balsiger Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130
Michael J. Klepper Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	5403 Birch Court Colleyville, TX 76034

(b) The issuer's officers:;

Full Name	Business Address	Residential Address
Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(c) The issuer's general partners:

None.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(f) Promoters of the issuer:

Full Name	Business Address	Residential Address
Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(g) Affiliates of the issuer:

Full Name	Business Address	Residential Address
Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130
Michael J. Klepper Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	5403 Birch Court Colleyville, TX 76034

(h) Counsel to the issuer with respect to the proposed offering:

Hart & Hart, LLC
1624 Washington Street
Denver, CO 80203
Phone: (303) 839-0061
Fax: (303) 839-5414
Email: harttrinen@aol.com

(i) Each underwriter with respect to the proposed offering:

Kodiak Capital Group, LLC
260 Newport Center Drive
Newport Beach, CA 92660

(j) The underwriter's directors:

Name	Business Address	Residential Address
Ryan C. Hodson	260 Newport Center Drive Newport Beach, CA 92660	One Columbus Place-25th Floor New York, NY 10019
William R. Newell	260 Newport Center Drive Newport Beach, CA 92660	50 West Broadway–Penthouse 9 Boston, MA 02127

(k) The underwriter's officers:

Name	Business Address	Residential Address
Ryan C. Hodson	260 Newport Center Drive Newport Beach, CA 92660	One Columbus Place-25th Floor New York, NY 10019
William R. Newell	260 Newport Center Drive Newport Beach, CA 92660	50 West Broadway-Penthouse 9 Boston, MA 02127

(l) the underwriter's general partners

None.

(m) counsel to the underwriter.

Name	Business Address	Residential Address
Richard A. Luthman	260 Newport Center Drive Newport Beach, CA 92660	181 Main Street Staten Island, NY 10307
Eric P.W. Hall	260 Newport Center Drive Newport Beach, CA 92660	200 Exchange Street-Penthouse 11 Providence, RI 02903

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No Persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not applicable.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

New York
California

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Securities will be offered in California by the Company through its officers and directors.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer:

MYEZSMOKES, INC.

(2) The title and amount of securities issued:

Title of Securities	Amount of Securities
Common Stock issued for cash	468,000
Common Stock issued for services rendered	375,000

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Title of Securities	Amount of Securities	Value of Securities	Consideration
Common Stock	468,000	$280,800	Cash
Common Stock	435,000	$312,250	Services rendered

(4) The names and identities of the persons to whom the securities were issued:

Full Name	Title of Securities	Amount of Securities	Value of Securities	Consideration
Adriana Abelar	Common Stock	85,000	$ 51,000	Cash
Jon H. Levin	Common Stock	83,000	$ 49,800	Cash
Cindy G. Rondberg	Common Stock	83,000	$ 49,800	Cash
James C. Nute	Common Stock	42,000	$ 25,200	Cash
SWA Distribution, Inc.	Common Stock	250,000	$164,125	Marketing Services
Timothy Feuling	Common Stock	125,000	$ 82,125	Consulting Services
Kodiak Capital Group, LLC	Common Stock	60,000	$ 66,000	Investment Banking Services
Jim McEvoy	Common stock	175,000	$ 105,000	Cash

During the year ended December 31, 2012, Daniel Balsiger, President of the Company, agreed to cancel 77,300,000 shares of his common stock. These shares were returned to treasury.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 with respect to the issuance of the shares listed above. The purchasers of these securities were sophisticated investors who were provided full information regarding the Company's business and operations. There was no general solicitation in connection with the offer or sale of these securities. The purchasers acquired these shares for their own accounts. The shares cannot be sold unless pursuant to an effective registration statement or an exemption from registration.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is not, and its affiliates are not, currently offering or contemplating offering any securities in addition to those covered by this Form 1-A.

ITEM 7. MARKETING ARRANGEMENTS

(a) **Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:**

  (1) **To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;**

  (2) **To stabilize the market for any of the securities to be offered;**

  (3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.**

None of the above arrangements are known to exist by the Issuer or any person named in Item 1.

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.**

No underwriter intends to confirm any sales of the Issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert has been named in the offering and it is not anticipated that any experts will be used in connection with this offering.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

"THIS OFFERING STATEMENT SHALL ONLY BY QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A."

MYEZSMOKES, INC.

(Exact name of issuer as specified in its charter)

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**(1)**
Minimum number of securities offered:	**There is no minimum number of securities required to be sold in this offering.** **(1)**
Total proceeds if maximum sold:	**$1,000,000.00 (assuming all 2,500,000 shares are sold to Kodiak at a price of $0.40 per share).** **$1,095,000 (assuming 600,000 shares sold to Kodiak at a price of $0.40 per share and 1,900,000 shares are sold directly to the public at a price pf $0.45 per share)**
Total proceeds if minimum sold:	**No minimum amount is required to be sold in this offering.**
Is a commissioned selling agent selling the securities in this offering?	**Yes ☒ No ☐**
If yes, what percent is commission of price to public?	**(1)**
Is there other compensation to selling agent(s)?	**Yes ☐ No ☒**
Is there a finder's fee or similar payment to any person?	**Yes ☐ No ☒**
Is there an escrow of proceeds until minimum is obtained?	**Yes ☐ No ☒**
Is this offering limited to members of a special group, such as employees of the Company or individuals?	**Yes ☐ No ☒**
Is transfer of the securities restricted?	**Yes ☐ No ☒**

(1) On April 5, 2013, the Company entered into an Option Agreement (the "Agreement") with Kodiak Capital Group, LLC, in order to provide a potential source of future funding.

Pursuant to the Agreement, Kodiak has the option to purchase 2,500,000 shares of the Company's common stock at a fixed price of $0.40 per share. The option can be exercised at any time prior to April 5,

2014, however, Kodiak must purchase a minimum of 250,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak a commission equal to 10% of the exercise price.

The shares of the Company's common stock acquired by Kodiak and sold by means of this Offering Circular may be offered and sold from time to time as market conditions permit.

As of October 31, 2013 Kodiak had exercised its option to purchase 600,000 shares.

Shares of the Company's common stock acquired by Kodiak will be offered to the public at a price $0.45 per share.

By means of this Offering Circular the Company is also offering 1,900,000 shares of its common stock (2,500,000 shares originally qualified less 600,000 shares purchased by Kodiak) directly to the public at a price of $0.45 per share.

This Offering Circular originally pertained to a maximum of 2,500,000 shares. Since Kodiak has already purchased 600,000 shares, 1,900,000 shares remain to be sold. All or a part of these 1,900,000 shares can be sold to Kodiak, or can be sold by the Company directly to the public. Any shares sold to Kodiak will reduce the number of shares which can be sold directly by the Company by means of this Offering Circular. Conversely, any shares sold directly by the Company will reduce the number of shares which can be sold to Kodiak by means of this Offering Circular.

Kodiak has an option, exercisable at any time prior to April 5, 2014 to purchase an additional 1,900,000 shares of the Company's common stock. However, the Company's option agreement with Kodiak does not require the Company to deliver free trading shares (i.e. shares which have been qualified by means of this Offering Circular) to Kodiak. If Kodiak exercises all or a part of it option, but the Company does not deliver freely tradable shares to Kodiak, then Kodiak may rescind its option to purchase the shares.

Accordingly if the Company sells all or a part of the remaining 1,900,000 shares which can be sold by means of this Offering Circular, and if Kodiak exercise its option to purchase shares in excess of those which can be sold by means of this Offering Circular (the "excess shares"), then Kodiak:

- may rescind its purchase of the excess shares; or
- may nevertheless purchase the excess shares, in which case the shares purchased by Kodiak would be "restricted securities", as that term is defined in Rule 144 of the Securities and Exchange Commission.

Restricted securities may be sold only in compliance with Rule 144 or some other exemption from registration under the Act, the availability of which must be established by the holder to the satisfaction of the Company, unless the securities are covered by an effective registration statement under the Securities Act of 1933 Act. Rule 144 provides, in essence, that a person who is not affiliated with the Company may, after six months from the date of acquisition, sell restricted securities without restriction, provided brokers have current information regarding the Company (the information which the Company posts on the website of the OTC Markets Group generally satisfies this requirement). Rule 144 permits the sale without limitation of restricted securities by a person unaffiliated with the Company who has satisfied a one-year holding period.

The offering to Kodiak will terminate on April 5, 2014

The offering directly to the public by the Company will terminate on December 31, 2014.

Kodiak and any broker/dealers who act in connection with the sale of the Company's securities will be "underwriters" within the meaning of §2(11) of the Securities Acts of 1933.

The Company has advised Kodiak that it, and any securities broker/dealers or others who sell shares of the Company's common stock on behalf of Kodiak, will be statutory underwriters. The Company has also advised Kodiak that, in the event of a "distribution" of the Company's securities owned by Kodiak, any "affiliated purchasers", and any broker/dealer or other person who participates in the distribution will be subject to Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("1934 Act") until its participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase securities of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised Kodiak that Rule 101 of Regulation M under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Company's common stock in connection with this offering.

Kodiak was issued 60,000 restricted shares of the Company's common stock upon the execution of an Investment Agreement dated November 30, 2012. The Investment Agreement was replaced by the Option Agreement referred to above.

As of date of this offering circular, Kodiak did not own any shares of the Company's common stock.

****

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN /EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Shares are being offering pursuant to Section 3(b) of the Securities Act.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	**State File No.**	**Effective Date**
New York as of October 31, 2013	S33-3887	8/26/13

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." Such forward-looking statements are based on management's beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, and the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future distributions are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 92 pages.

THE COMPANY

1. **Exact corporate name:** MYEZSMOKES, INC.

   State and date of incorporation: Nevada / February 20, 2004

   Street address of principal office: 11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

   Company Telephone Number: (858) 509-2783

   Fiscal year: December 31

   Person(s) to contact at Company with respect to offering: Daniel Balsiger

   Telephone Number: (858) 509-2783

RISK FACTORS

2. **List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).**

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular.

The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. If any of these risks occur, any investment in the Company may be lost.

This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business Overview" as well as those discussed elsewhere in this Offering Circular.

We are in the development stage and may never be profitable. We have never earned a profit and we expect to incur losses during the foreseeable future and may never be profitable. We will need to earn a profit or obtain additional financing until we are able to earn a profit.

As a result of our short operating history it is difficult for potential investors to evaluate our business. There can be no assurance that we can implement our business plan, that we will be profitable, or that the securities which may be sold in this offering will have any value.

Our failure to obtain capital may significantly restrict our proposed operations. We need additional capital to fund our operating losses. There is no minimum number of shares which are required to be sold in this offering. If less than $500,000 is raised in this offering we may be forced to curtail or suspend our operations. Even if all shares offered are sold, we may need additional capital.

We do not know what the terms of any future capital raising may be but any future sale of our equity securities would dilute the ownership of existing stockholders and could be at prices substantially lower than the value of common stock sold in this offering. Our failure to obtain the capital which we require will result in the slower implementation of our business plan or our inability to implement our business plan. There can be no assurance that we will be able to obtain any capital which we will need.

Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. Substantial fluctuations in our stock price could significantly reduce the price of our stock.

Our future success depends, in significant part, on the continued services of Daniel Balsiger, our Chief Executive Officer. We cannot assure you that we would be able to find an appropriate replacement for key personnel. Any loss or interruption of our key personnel's services could adversely affect our ability to develop our business plan. We do not presently maintain key-man life insurance policies on Mr. Balsiger.

We play in a space that is both highly regulated and highly competitive. Considering the eCig product is a relatively new market, regulation of the products has yet to be formalized or adopted by a governing entity. Many of the marketed benefits of eCigs, including the reduced health factors, safety, and ability to smoke indoors have yet to be proven and/or adopted at state or country levels. Furthermore, the ability to market these products as a smoking cessation device would trigger the added requirement of FDA approval under the FDCA. As a result, the Company's ability to create sales based on the prospect on private label smoking cessation devices can be significantly delayed, hindering the Company's ability to meet their projected revenues. To that end, the eCig market would then be forced to compete directly with "big tobacco," which has spent significant amounts for advertising.

Electronic Cigarettes may become subject to FDA Regulation. Currently, Electronic Cigarettes are not regulated by the FDA. However if Electronic Cigarettes were required to obtain FDA approval prior to the sale of Electronic Cigarettes to the public, the cost of development and manufacture of Electronic Cigarettes would significantly increase which would have a material adverse effect on our business.

There have been recorded incidents of Electronic Cigarettes that have exploded. If one of our products explodes or was defective we could be subject to significant liability which would have a significant negative effect on revenue.

At this point Electronic Cigarettes are in the development stage. As a result, there could be unknown health risks associated with our products. Any health risks discovered as a result of using our products would have a material adverse effect on our business.

Daniel Balsiger, our sole officer, owns approximately 33% of our common stock. As a result, Mr. Balsiger can exercise significant control over our operations, even though his actions may be opposed by our other shareholders.

Management lacks business experience. Although our officers, directors and key personnel have experience in other industries, none of our officers, directors or key personnel have any experience in the manufacture and sale of Electronic Cigarettes. Furthermore, our officers and directors do not have any experience in managing a public company. This lack of experience may have a material adverse effect on our business.

We are an early-stage company. We suffered a net loss of $(261,245) during the year ended December 31, 2012 and a net loss of $(136,210) during the six months ended June 30, 2013. It is likely that we may suffer losses in future periods.

Our directors have the authority to issue common and preferred shares without shareholder approval, and preferred shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of our common stock.

If we do not achieve our initial goals, there is significant doubt as to whether we can continue as a going concern.

Social media and information found on the internet regarding our industry and our products could hurt our sales.

Information found on social media or the internet regarding our industry or our products could be inaccurate, misleading or untrue. Any inaccurate, misleading or untrue information regarding health benefits, if any, or any other benefits if they exist may hurt our industry or sales. An injury to our industry or sales would have a material adverse effect on our business, financial condition, results of operations and future cash flows.

Our business could be subject to state and local regulation.

As discussed in more detail in the section of this Offering Circular captioned "Government Regulation," many states, local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit or restrict, or are intended to discourage, smoking, including legislation, regulations or policies prohibiting or restricting smoking in various places such as public buildings and facilities, stores, restaurants and bars and on airline flights and in the workplace.

These laws and regulations may in the future include electronic cigarettes. We cannot predict the impact which these laws or regulations may have on our business, though if enacted, they could have a material adverse effect on our business, financial condition, results of operations and future cash flows.

In addition many states are considering imposing taxes on our products.

A recent United States Federal Court decision permits the United States Food and Drug Administration to regulate electronic cigarettes as "tobacco products" under the Family Smoking Prevention and Tobacco Control Act of 2009 and the United States Food and Drug Administration has indicated that it intends to do so.

Based on the December 2010 U.S. Court of Appeals for the D.C. Circuit's decision in *Sottera, Inc. v. Food & Drug Administration*, 627 F.3d 891 (D.C. Cir. 2010), the United States Food and Drug Administration (the "FDA") is permitted to regulate electronic cigarettes as "tobacco products" under the Family Smoking Prevention and Tobacco Control Act of 2009 (the "Tobacco Control Act").

Under this Court decision, the FDA is not permitted to regulate electronic cigarettes as "drugs" or "devices" or a "combination product" under the Federal Food, Drug and Cosmetic Act unless they are marketed for therapeutic purposes.

Because we do not market our electronic cigarettes for therapeutic purposes, our electronic cigarettes are subject to being classified as "tobacco products" under the Tobacco Control Act. The Tobacco Control Act grants the FDA broad authority over the manufacture, sale, marketing and packaging of tobacco products, although the FDA is prohibited from issuing regulations banning all cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to zero. Among other measures, the Tobacco Control Act (under various deadlines):

- increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires the FDA to develop graphic warnings for cigarette packages, and grants the FDA authority to require new warnings;
- requires practically all tobacco product advertising to eliminate color and imagery and instead consist solely of black text on white background;

- imposes new restrictions on the sale and distribution of tobacco products, including significant new restrictions on tobacco product advertising and promotion as well as the use of brand and trade names;
- bans the use of "light," "mild," "low" or similar descriptors on tobacco products;
- gives the FDA the authority to impose tobacco product standards that are appropriate for the protection of the public health (by, for example, requiring reduction or elimination of the use of particular constituents or components, requiring product testing, or addressing other aspects of tobacco product construction, constituents, properties or labeling);
- requires manufacturers to obtain FDA review and authorization for the marketing of certain new or modified tobacco products;
- requires pre-market approval by the FDA for tobacco products represented (through labels, labeling, advertising, or other means) as presenting a lower risk of harm or tobacco-related disease;
- requires manufacturers to report ingredients and harmful constituents and requires the FDA to disclose certain constituent information to the public;
- mandates that manufacturers test and report on ingredients and constituents identified by the FDA as requiring such testing to protect the public health, and allows the FDA to require the disclosure of testing results to the public;
- requires manufacturers to submit to the FDA certain information regarding the health, toxicological, behavioral or physiologic effects of tobacco products;
- prohibits use of tobacco containing a pesticide chemical residue at a level greater than allowed under federal law;
- requires the FDA to establish "good manufacturing practices" to be followed at tobacco manufacturing facilities;
- requires tobacco product manufacturers (and certain other entities) to register with the FDA; and
- grants the FDA the regulatory authority to impose broad additional restrictions.

The Tobacco Control Act also requires establishment, within the FDA's new Center for Tobacco Products, of a Tobacco Products Scientific Advisory Committee to provide advice, information and recommendations with respect to the safety, dependence or health issues related to tobacco products.

As indicated above, the Tobacco Control Act imposes significant new restrictions on the advertising and promotion of tobacco products. For example, the law requires the FDA to finalize certain portions of regulations previously adopted by the FDA in 1996 (which were struck down by the Supreme Court in 2000 as beyond the FDA's authority). As written, these regulations would significantly limit the ability of manufacturers, distributors and retailers to advertise and promote tobacco products, by, for example, restricting the use of color, graphics and sound effects in advertising, limiting the use of outdoor advertising, restricting the sale and distribution of non-tobacco items and services, gifts, and sponsorship of events and imposing restrictions on the use for cigarette or smokeless tobacco products of trade or brand names that are used for non-tobacco products. The law also requires the FDA to issue future regulations regarding the promotion and marketing of tobacco products sold or distributed over the internet, by mail order or through other non-face-to-face transactions in order to prevent the sale of tobacco products to minors.

It is likely that the Tobacco Control Act could result in a decrease in tobacco product sales in the United States, including sales of our electronic cigarettes.

While the FDA has not yet mandated electronic cigarettes be regulated as tobacco products, during 2012, the FDA indicated that it intends to regulate electronic cigarettes under the Tobacco Control Act through the issuance of regulations that would include electronic cigarettes under the definition of a "tobacco product" under the Tobacco Control Act subject to the FDA's jurisdiction. The FDA has announced that it will issue proposed regulations by October 2013. As of November 11, 2013 no regulations had been issued.

The application of the Tobacco Control Act to electronic cigarettes could impose, among other things, restrictions on the content of nicotine in electronic cigarettes, the advertising, marketing and sale of electronic cigarettes, the use of certain flavorings and the introduction of new products. We cannot predict the scope of such regulations or the impact they may have on our company specifically or the electronic cigarette industry generally, though if enacted, they could have a material adverse effect on our business, results of operations and financial condition.

In this regard, total compliance and related costs are not possible to predict and depend substantially on the future requirements imposed by the FDA under the Tobacco Control Act. Costs, however, could be substantial and could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with the Tobacco Control Act and with FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on our business, financial condition and results of operations and ability to market and sell our products. At present, we are not able to predict whether the Tobacco Control Act will impact us to a greater degree than competitors in the industry, thus affecting our competitive position.

Our business, results of operations and financial condition could be adversely affected if we are taxed like other tobacco products or if we are required to collect and remit sales tax on certain of our internet sales.

Presently the sale of electronic cigarettes is not subject to federal, state and local excise taxes like the sale of conventional cigarettes or other tobacco products, all of which have faced significant increases in the amount of taxes collected on their sales. Should federal, state and local governments and or other taxing authorities impose excise taxes similar to those levied against conventional cigarettes and tobacco products on our products, it may have a material adverse effect on the demand for our products, as consumers may be unwilling to pay the increased costs for our products.

We may be unable to establish the systems and processes needed to track and submit the excise and sales taxes we collect through Internet sales, which would limit our ability to market our products through our websites which would have a material adverse effect on our business, results of operations and financial condition. Some states have begun collecting sales taxes on Internet sales where companies have used independent contractors in those states to solicit sales from residents of that state. The requirement to collect, track and remit sales taxes based on independent affiliate sales may require us to increase our prices, which may affect demand for our products or conversely reduce our net profit margin, either of which would have a material adverse effect on our business, results of operations and financial condition.

The market for electronic cigarettes is a niche market, subject to a great deal of uncertainty and is still evolving.

Electronic cigarettes, having recently been introduced to market, are at an early stage of development, represent a niche market and are evolving rapidly and are characterized by an increasing number of market entrants. Our future sales and any future profits are substantially dependent upon the widespread acceptance and use of electronic cigarettes. Rapid growth in the use of, and interest in, electronic cigarettes is recent, and may not continue on a lasting basis. The demand and market acceptance for these products is subject to a high level of uncertainty. Therefore, we are subject to all of the business risks associated with a new enterprise in a niche market, including risks of unforeseen capital requirements, failure of widespread market acceptance of electronic cigarettes, in general or, specifically our products, failure to establish business relationships and competitive disadvantages as against larger and more established competitors.

We face intense competition and our failure to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Competition in the electronic cigarette industry is intense. We compete with other sellers of electronic cigarettes, including major tobacco companies which have recently entered the market or which have announced plans to enter the e-cigarette market; the nature of our competitors is varied as the market is highly fragmented and the barriers to entry into the business are low.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of low-priced products or innovative products, cigarette excise taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products.

Our principal competitors are "big tobacco", U.S. cigarette manufacturers of conventional tobacco cigarettes like Altria Group, Inc., Lorillard, Inc. and Reynolds American Inc., and as well as manufacturers of electronic cigarettes. We compete against "big tobacco" who offers not only conventional tobacco cigarettes but also smokeless tobacco products such as "snus" (a form of moist ground smokeless tobacco that is usually sold in sachet form that resembles small tea bags), chewing tobacco and snuff. Furthermore, we believe more big tobacco companies will offer electronic cigarettes as the market for electronic cigarettes grows. We also compete against numerous other smaller manufacturers or importers of cigarettes. There can be no assurance that we will be able to compete successfully against any of our competitors, some of whom have far greater resources, capital, experience, market penetration, sales and distribution channels than us. If our major competitors were, for example, to significantly increase the level of price discounts offered to consumers, we could respond by offering price discounts, which could have a materially adverse effect on our business, results of operations and financial condition.

Sales of conventional tobacco cigarettes have been declining, which could have a material adverse effect on our business.

The overall U.S. market for conventional tobacco cigarettes has generally been declining in terms of volume of sales, as a result of restrictions on advertising and promotions, funding of smoking prevention campaigns, increases in regulation and excise taxes, a decline in the social acceptability of smoking, and other factors, and such sales are expected to continue to decline. While the sales of electronic cigarettes have been increasing over the last several years, the electronic cigarette market is only developing and is a fraction of the size of the conventional tobacco cigarette market. A continual decline in cigarette sales may adversely affect the growth of the electronic cigarette market, which could have a material adverse effect on our business, results of operations and financial condition.

We may experience product liability claims in our business, which could adversely affect our business.

The tobacco industry in general has historically been subject to frequent product liability claims. As a result, we may experience product liability claims from the marketing and sale of electronic cigarettes. Any product liability claim brought against us, with or without merit, could result in:

- liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;
- an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;
- damage to our reputation and the reputation of our products, resulting in lower sales;
- regulatory investigations that could require costly recalls or product modifications;
- litigation costs; and
- the diversion of management's attention from managing our business.

Any one or more of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

If we experience product recalls, we may incur significant and unexpected costs and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are alleged to cause illness or injury, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures that could exceed our product recall insurance coverage limits and harm to our reputation, which could have a material adverse effect on our business, results of operations and financial condition. In addition, a product recall may require significant management time and attention and may adversely impact the value of our brands. Product recalls may lead to greater scrutiny by federal or state regulatory agencies and increased litigation, which could have a material adverse effect on our business, results of operations and financial condition.

Product exchanges, returns and warranty claims may adversely affect our business.

If we are unable to maintain an acceptable degree of quality control of our products, we will incur costs associated with the exchange and return of our products as well as servicing our customers for warranty claims. Any of the foregoing on a significant scale may have a material adverse effect on our business, results of operations and financial condition.

We face competition from foreign importers who do not comply with government regulation.

We face competition from foreign sellers of electronic cigarettes that may illegally ship their products into the United States for direct delivery to customers. These market participants will not have the added cost and expense of complying with U.S. regulations and taxes and as a result may be able to offer their product at a more competitive price than us and potentially capture market share. Moreover, should we be unable to sell certain of our products during any regulatory approval process we have no assurances that we will be able to recapture those customers that we lost to our foreign domiciled competitors during any "blackout" periods, during which we are not permitted to sell our products. This competitive disadvantage may have a material adverse effect on our business, results of operations and our financial condition.

Internet security poses a risk to our e-commerce sales.

We may, in the future, generate a portion of our sales through e-commerce sales on our website. We manage our websites and e-commerce platform internally and as a result any compromise of our security or misappropriation of proprietary information could have a material adverse effect on our business, financial condition and results of operations. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit and other proprietary information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the technology we may use by us to protect client transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause material interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss and/or litigation. Our security measures may not prevent security breaches. Our failure to prevent these security breaches may result in consumer distrust and may adversely affect our business, results of operations and financial condition.

The application of the Prevent All Cigarette Trafficking Act and/or the Federal Cigarette Labeling and Advertising Act to electronic cigarettes would have a material adverse effect on our business.

At present, neither the Prevent All Cigarette Trafficking Act (which prohibits the use of the U.S. Postal Service to mail most tobacco products and which amends the Jenkins Act, which would require individuals and businesses that make interstate sales of cigarettes or smokeless tobacco to comply with state tax laws) nor the Federal Cigarette Labeling and Advertising Act (which governs how cigarettes can be advertised and marketed) apply to electronic cigarettes. The application of either or both of these federal laws to electronic cigarettes could result in additional expenses, could prohibit us from selling products through the internet and require us to change our advertising and labeling and method of marketing our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

BUSINESS AND PROPERTIES

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business and Market Overview

MyEZSmokes, Inc. was incorporated in Nevada February 2004 under the name XeroMobile, Inc. In March 2011 we changed our name to MyEZSmokes, Inc. The Company is not a subsidiary of any corporation, limited liability company, or any other entity. The Company was relatively inactive between 2004 and 2011.

In April 2011 the Company acquired MyEZSmokes.com, LLC and Fashion Handbags, Inc. Fashion Handbags, Inc. has been relatively inactive since June 2011.

In October of 2011 the Company changed its business plan to develop and sell Electronic Cigarettes ("e-cigs"). E-cigs have the ability to offer a potentially safer delivery system for nicotine to traditional tobacco users. The e-cigs are non-lightable electronic atomizing devices that are supposed to look like, feel like, and taste like a tobacco cigarette. The e-cigs are supposed to provide the same pleasure of smoking a traditional cigarette by providing the user with nicotine.

Management believes that the reason people 'hate smokers' is the smell of the burning cigarette smoke. . Furthermore, the health issues related to smoking cigarettes are well known. As a result, it is management's belief that there are significant benefits available to traditional cigarette smokers that switch to using e-cigs.

The e-cigs we are developing are designed to deliver nicotine through atomizing cartridges containing nicotine, and water. This allows nicotine to be delivered through the lungs via water vapor without cigarette smoke. The e-cig also eliminates the smell, stink and ash associated with traditional cigarettes.

Management believes that additional benefits exist as outlined below.

NO	YES
No Smell	Yes Smoke in Restaurant
No Yellow Teeth	Yes Smoke in Bar
No Stained Fingers	Yes Smoke in Hotel
No Bad Breath	Yes Smoke in Car
No Tar	Yes Nicotine
No to 4,000 chemicals	Yes to Saving Money
No to Carcinogens	Yes Cheaper than Patches and Gum
No to Second Hand Smoke	Yes to Smoking while Traveling
No to Tobacco	Yes to Enjoyment
No to Tobacco Laws	Yes to Satisfaction

The e-cig Market is in its early stages of development.. Smokeless cigarettes are new and in the opinion of management are just now gaining awareness by smokers as an alternative to tobacco cigarettes.

With the e-cig being a new product, management believes that initial market penetration is extremely important. With effective branding, distribution, delivery of a high quality product, and customer service, management believes there is potential for growth and success.

We are currently selling the products described in Section 3(b) below.

We plan to launch an internet marketing campaign in the fourth quarter of 2013. We currently plan to compete in this market by offering new products before our competition does as well as and through customer service.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Products

We currently are selling the following products via our website.

1. The Icon Vapor Disposable Kit, which includes:

- 1 Electronic Cigarette and
- 1 nicotine cartridge that contains the nicotine equivalent of 2 packs of tobacco cigarettes.

The Icon Vapor Disposable Kit is currently for sale at a price of $12.99.

2. The Icon Vapor Starter Kit, which includes:

- 1 rechargeable battery,
- 3 cartomizers,
- 1 USB charger and
- 3 nicotine cartridges that contain the nicotine equivalent of 6 packs of tobacco cigarettes.

The Icon Vapor Starter Kit can be re-charged and reused up to 300 times,

The Icon Vapor Starter Kit is currently for sale at a price of $24.99.

3. The Cartomizer Delivery System Kit, which is a 5 pack of cartridges, retails for $14.99. Each cartridge is equal to two packs of tobacco cigarettes.

Each cartridge is available in regular or menthol flavors and are available in assorted strengths of nicotine levels which include:

- high 24 mg
- med 16 mg
- low 8 mg
- zero mg

We also plan to maintain a high degree of Quality Control. We believe that we will have one opportunity to capture and build our customers. We believe that everything we sell has to work exactly as advertised. We plan to sell a high quality electronic cigarette, and we believe that the consumer has to be 100% satisfied with their purchase.

We believe that the Nicotine levels must be accurate, that Cartridges must operate as advertised, and the Batteries must hold their charge. We plan to ensure that we control all aspects of future planned off-shore production and that we deliver to our customers what is advertised.

All of the current products described above are fully developed and are currently being introduced and sold to the consumer market. We currently do not have any supply contracts with any one supplier, and plan to work on, as needed purchasing in China, to the requirements if any.

We are actively marketing our products and are collecting feedback from consumers, retailers, and competitor to determine pricing strategies.

Branding and Promotional Plans

We plan to brand our products through our packaging.

In our opinion, Point of Purchase (POP) displays will also be an important in the initial Branding, as they will help identify our company and products to the end users.

We plan to work aggressively with Internet Marketing and Branding, Viral and New Medias, Facebook, Twitter, Blogs, Radio Spots, Impact Video Productions, CD's with Branding, and Professional Presentation Pieces.

We also include "Social Market" in Clubs, Bars, and Restaurants by providing demonstrations.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

See the section entitled "Business and Properties".

Competitive Analysis

Direct Competitors

- NJoy E-Cigarette
- South Beach Smoke
- Smoke Stick
- Direct E-Cig
- Blu Cig (which was recently acquired by Lorillard)
- Xhale02
- Nicotek
- Green Smoke
- 21st Century
- Gamucci America
- Logic
- E-Cig Technologies
- Reynolds American, Inc. (1)

(1) Reynolds American, Inc. has indicated in a press release dated June 7, 2013 that it is launching e-cigarettes in Colorado with sights set on national expansion thereafter.

Though there are quite a few sources for Electronic Cigarettes in the market already, with some of these businesses having been in operation for 2-3 years.

It is management's belief that these companies are competing via the internet, and are already building their brands and customer base. Since all of these companies are selling direct via the internet to consumers across the country, our management believes that the importance of delivering a quality product with effective marketing is paramount.
We can anticipate strong competition.

Indirect Competitors

Our indirect competitors include traditional cigarettes and tobacco products as well as nicotine patches and gums presently on the market.

Competitive Advantage

Management believes that it has a number of competitive advantages, though it should be clear, a key to our success will be the successful and timely launch of our products into the Market Place. This industry is in its infancy, but we believe that this business is growing and in a relatively short period of time all the companies in the market will aggressively compete for market share.

Management also has relationships with sales partners which are involved in the Convenience Store business. These sales partners have contacts with distributors that call on these stores and also have experience working with other mass market stores such as Costco. Management believes that effective market penetration in the convenience store market will be a key to our early success.

Our Marketing plan will be focused on making the initial purchase to the end user as easy as possible.

Broad distribution and key sales personnel focusing on opening doors selling Kiosks in Restaurants, Bars, Hotels, Clubs, Airports, where people gather and can't smoke will also be important.
While we certainly have competition it tells us we are in a growing business. For the most part this product is new, with the vast majority of customers and consumers still having yet to even hear about an Electronic Cigarette. Our initial and timely steps in this industry in so far as Branding, Distribution, Product Entries, and Customer Service, will determine our success.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below, the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Distribution Plan

We plan to compete with the current Vendors in the Market on the Internet, but this vehicle is viewed by management as primarily a Branding and Imaging center and is not anticipated to be our major source of distribution or revenue.

We plan to work hard from the start to secure Mass Distribution targeting Distributors and servicing the Convenience Store Chains (7-11 & Circle K) as well as independent C-Stores. In addition to C-Stores we plan to make efforts to secure business with Club Distribution (Costco, Sam's & BJ's) as well as Mass

Discount Chains. We also plan to introduce a multi-level SKU business directly targeting Mass Drug Stores like; Walgreens, Rite-Aid, & CVS.

We plan to also have Sales Representatives making sales calls and opening distribution directly to:

- Bars
- Restaurants
- Clubs
- Casino's
- Drug Stores
- C-Stores
- Hotel Gift Stores
- Travel Stores
- Airport Gift Shops

The Icon Vapor Disposable and **The Icon Vapor Starter** are anticipated to be sold with POP displays. Every account opened plans to be serviced by a sales representative. Direct Marketing is anticipated to be done in both California and Texas initially, and nationally in the fourth quarter of 2013.

Direct Sales and Selling with Key Partners will be our focus, with National Trade Shows being attended through 2013.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 10/31/2013 $-0-
As of 10/31/2012 $-0-

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Management Team Members

- Daniel Balsiger- President and Chief Executive, Financial and Operating Officer
- Benny Cheung- Off Shore Sourcing Management

Regional Field Sales

- Texas- Michael Klepper, Independent Sales Representative
- California- David Mason, Independent Sales Representative
- Hawaii- Andree Paradis, Independent Sales Representative
- Las Vegas- Don Adams, Independent Sales Representative

Board of Directors

- Daniel Balsiger
- Michael Klepper

Currently the Company has no employment agreements in place with its officers, directors or employees.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

The Company leases a 1300 s/f multi use office and warehouse that can warehouse up to 2 million dollars of wholesale inventory and consisting of 3 offices and a warehouse space capable of servicing the requirements presented by our Mass Retail customer base.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

Although the Company has not secured any trademarks, tradenames, patents or copyrights with the U.S. PTO or Copyrights Office it may do so in the future.

Manufacturing / Distribution

The Company is presently working with two of the major factories in China producing this product, Eson Technologies, Ltd. and Kimree. However, through management's relationships, the Company has a resource base and basic relationships with 4 manufacturers to use in the event that ramp up of inventory is required and production time becomes an issue. It should be noted that the Company uses these manufacturers due to their extensive quality, quality control, and manufacturing capabilities. As such, many of the Company's competitors including Blu, NJoy, and Square to name a few, use the same manufacturers to develop their competing eCigs.

As of October 31, 2013, the Company did not have any major distribution channels in place.

If at least $500,000 is not raised in this offering, and we are unable to obtain capital from other sources, we may be forced to curtail or suspend operations.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

Government Regulation

Laws governing the use and sale of eCigs as well as the accompanying liquid solutions have not been outlined by a uniform governing body for the general public and therefore currently vary by region. Concerns have been raised by anti-smoking groups that use of the device still might carry health risks and that it could appeal to non-smokers, especially children, due to its novelty, flavorings, and possibly overstated claims of safety. If because of this the industry sees further regulation or taxes it could have a serious impact on the sales and growth in this product category. Furthermore, the American Lung Association has supported that FDA's findings that electronic cigarettes contains carcinogens and other chemicals that are known to be toxic to humans and may contain other ingredients that might not be safe, including ingredients found in antifreeze.

The FDA attempted to regulate eCigs under the Food, Drug, and Cosmetic Act (FDCA) whereby eCigs are to be classified as a drug delivery system and therefore, subject to quantity control in the US via blocking importation. In a January 2010 ruling, Federal District Court Judge Richard J. Leon overruled FDA governance under the FDCA citing that "the devices should be regulated as tobacco products rather than drug or medical products." As part of the ruling, Judge Leon ordered the FDA to stop blocking the importation of eCigs from China and indicated that the devices should be regulated as tobacco products rather than drug or medical devices.

In March 2010, a US Court of Appeal stayed the injunction pending an appeal, during which the FDA argued the right to regulate eCigs based on their previous ability to regulate nicotine replacement therapies such as nicotine gum or patches. Further, the agency argued that tobacco legislation enacted the previous year "expressly excludes from the definition of 'tobacco product' any article that is a drug, device or combination product under the FDCA, and provides that such articles shall be subject to regulation under the pre-existing FDCA provisions." In any event, in December 2010, the appeals court ruled against the FDA ruling that the FDA can only regulate eCigs as tobacco products, and thus cannot block their import. Additionally, the judges ruled that such devices would only be subject to drug legislation if they were to be marketed for therapeutic use, which eCig manufacturers had successfully proven to not be the case as they are intended to target smokers and not at those seeking to quit. In January 2011, the District of Columbia Circuit appeals court declined to review the decision blocking the products from FDA regulation as medical devices.

The court's decision limits the FDA's ability to test e-cigarettes for safety and prohibits it from banning e-cigarettes entirely. However, the Family Smoking Prevention and Tobacco Control Act of 2009 expressly allows state and local governments to regulate the sale or use of tobacco products, which would include e-cigarettes.

As a result, many state and local governments are regulating, or are considering regulating, tobacco products, including what is considered a tobacco product, how tobacco taxes are calculated and collected, to whom and by whom tobacco products can be sold and where tobacco products may or may not be used.

As previously mentioned, the laws governing the sale and use of eCigs currently vary by region. While the sale of eCigs to minors is generally banned across all states, the rules governing the sale of eCigs in addition to those governing the use in public areas can differ from county to county. Finally, according to the Department of Transportation, the FAA's ban on smoking cigarettes on a commercial aircraft extends to the use of eCigs, with the DOT expected to "amend the existing general regulatory language" to explicitly prohibit this practice. Furthermore, airlines are permitted to establish their own restrictive policies as they relate to the use of eCigs in flight.

The Company is aware that:

- Delaware, Oklahoma, Iowa and Utah are considering taxing e-cigarettes;
- Minnesota currently imposes a tax on e-cigarettes;
- counties in New York and the state of California are considering banning public use of e-cigarettes;
- New Jersey , North Dakota and Utah have policies banning the use of e-cigarettes and other states are considering similar regulations;
- United, Delta and American Airlines, as well as Amtrak, have policies banning the use of e-cigarettes;
- New York has banned the smoking of electronic cigarettes within 100 feet of a public or private school; and
- Five U.S. Senators recently called on the FDA to issue proposed regulations asserting the agency's regulatory authority over e-cigarettes. Although the FDA has announced that it plans to propose regulations in this area, as of the date of this Offering Circular, no regulations have been proposed.

It is anticipated that every state in the near future will consider legislation or regulations regarding taxation or the banning of public use of e-cigarettes.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company presently has two wholly owned subsidiaries, Fashion Handbags, Inc. ("FHI"), which was incorporated in August 1997 in Nevada, and MyEZSmokes.com, LLC, which was organized in Nevada in 2009. FHI specialized in developing, manufacturing and marketing contemporary specialty bags. FHI has been relatively inactive since June 2011. The business of MyEZSmokes is the manufacture of smoke free cigarettes. The attached Financial Statements include those of Company's wholly owned subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to

become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Key Operational processes of Designing, Importing, Packaging, Sales, and Distribution will be run out of our San Diego Office.

Event or Milestone	Expected manner of occurrence or method of Achievement	Date or number of months after receipt of proceeds when should be accomplished
Completion of Packaging for Initial Product Entries	Completed	N/A
Securing of Initial Capital	Completed	N/A
Sales Samples and Presentation Materials	Completed	N/A
Placement of and Shipping of Initial Products	Completed	N/A
Shipment of Product Fulfilling our initial Deliveries	Completed	N/A
Opening First Core Distribution Channel	Pending	12 months
Opening of each of our Target Distribution Channels within 12 months of Funding	Pending	12 months
1,000th order Fulfilled or Customer Opened orders	As of October 31, 2013 we had filled 431 orders.	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

We believe that, if at least $1,000,000.00 is raised through this offering, all core Milestones can be achieved. It is imperative that we achieve the required distribution throughout 2013 and 2014 in order to compete in this industry. The industry as a whole is still in its infancy so there is sufficient room in the industry for us to react and alter our marketing strategy if our current to market plans are not successful.

The funding dollars will be highly concentrated on product purchases and marketing directed at both the consumer and retailers, in an attempt to establish Icon Vapor as a well-known brand in the market place, as well as directed directly to trade shows and sales efforts.

If at least $500,000 is not raised in this offering, and we are unable to obtain capital from other sources, we may be forced to curtail or suspend operations.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $(261,245) ($(0.00) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	Not Applicable* (price/earnings multiple)

* The Company reported no profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(147,595) ($(0.00) per share at December 31, 2012.

$(857,923) $(0.00) per share at June 30, 2013

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Offering price per share is $0.40 for shares sold to Kodiak. Any shares acquired by Kodiak and resold pursuant to this Offering Circular will be resold to the public at a price pf $0.45 per share. The offering price for shares sold directly to the public by the Company is $0.45 per share. The offering price is based on the recent market price of the Company's common stock. Between March 1, 2013 and July 31, 2013 the market price of the Company's common stock ranged between $0.33 and $0.68 per share. The price of $0.40 was also the price negotiated with Kodiak.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale or Issuance	Nature and Amount of Securities Sold or Issued	Number of persons to whom they were sold or issued	Relationship of persons to the Company at the time of sale or issuance	Price at which the securities were sold or issued	Description of non-cash consideration, if any
Various	Common stock 293,000 shares	4 persons	None.	$.60	Cash
3/1/2012	Common stock 250,000 shares	1 person	None.	$.65	Marketing Services Rendered
9/21/2012	Common stock 125,000 shares	1 person	None.	$.65	Consulting Services Rendered
11/30/2012	Common stock 60,000 shares	1 person	Investment Banker	$1.10	Investment Banking Services
1/08/13	Common Stock 175,000 shares	1 person	Private Investor	$0.60	None
8/30/2013	Common Stock 600,000 shares	1 person	Kodiak Underwriting	$0.40	None

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 6.1%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: Approximately $18,407,000

* Value assumes that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation.

The type and amount of convertible or other securities thus eliminated would be zero. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.00.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

If Maximum Sold: All 2,500,000 shares sold to Kodiak	Amount	Percentage
Total Proceeds	$1,000,000	100%
Less: Offering Expenses		
Commission and Finder Fee	100,000	10%
Legal and Accounting	15,000	1.5%
Net Proceeds from Offering	885,000	88.5%
Use of Net Proceeds		
Marketing	150,000	16.9%
Working Capital	735,000	83.1%
Total Use of Net Proceeds	$ 885,000	100%

If Maximum Sold; 600,00 shares sold at a price of $0.40 per share to Kodiak and 1,900,000 shares sold directly to the public at a price of $0.45 per share.	Amount	Percentage
Total Proceeds	$1,095,000	100%
Less: Offering Expenses		
Commission and Finder Fee	24,000	2.2%
Legal and Accounting	15,000	1.4%
Net Proceeds from Offering	$1,056,000	96.4%
Use of Net Proceeds		
Marketing	150,000	14.2%
Working Capital	906,000	86.8%
Total Use of Net Proceeds	$ 1,056,000	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listing in order of priority.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds, either contingent or otherwise, are expected from any other sources to be used in conjunction with the net proceeds of this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the net proceeds will be used to discharge any indebtedness other than expenses incurred directly in connection with the this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None of the net proceeds is expected to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the net proceeds is expected to be used to reimburse any officer, director, employee or member (stockholder) for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

MyEZsmokes, Inc. does not anticipate having or anticipates having within the next 12 months any cash flow or liquidity problems and is not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. MyEZsmokes, Inc. has no significant amount of the trade payables that have not been paid within the stated trade term and is current with all vendors. MyEZsmokes, Inc. is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company obtains the maximum proceeds from this offering and fully implements its planned sales and marketing initiatives without generating any sales proceeds it would fully utilize its cash within thirty six (36) months of operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: 6/30/13	As Adjusted(1)	As Adjusted(2)
Debt:			
Convertible debt (interest rate 0%)	$ 59,000	$59,000	$59,000
Short-term debt (average interest rate 3.25%)	87,166	87,166	87,166
Short-term debt (average interest rate 0%)	38,490	38,490	38,490
Long-term debt			
Total debt	--	--	--
Stockholders' equity (deficit):			
Preferred Stock	--	--	--
Common Stock	38,465	40,965	40,965
Additional paid in capital	640,653	1,538,153	1,709,153
Retained earnings (deficit)	(857,923)	(857,923)	(857,923)
Total stockholders' equity (deficit)	(178,805)	721,195	892,195
Total Capitalization	$5,851	$905,851	$1,076,851

There is no minimum amount which is required to be sold in this offering.

Number of preferred shares authorized: 10,000,000
Par of stated value per share, if any: $0.001

Number of common shares authorized: 500,000,000
Par of stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: As of June 30, 2013 the Company had an outstanding convertible note in the principal amount of $59,000. This note can be converted into shares of the Company's common stock. The number of shares which will be issued on any conversion is subject to the mutual agreement of the Company and the note holder.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:____________________
[ ] Other:

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):____________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? __%
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date? Not applicable.
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe:

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee: Not applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0.00

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0.00

How much indebtedness is junior (subordinated) to the securities? $ 0.00

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock

dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

	Last Fiscal Year Actual	Proforma	
		Minimum	Maximum
"Earnings"			
"Fixed Charges"			
If no earnings, show "Fixed Charges" only			

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:
19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends. If deficit must be first made up, show deficit in parenthesis:

$(857,923)

PLAN OF DISTRIBUTION

On April 5, 2013, the Company entered into an Option Agreement with Kodiak Capital Group, LLC, in order to provide a potential source of future funding.

Pursuant to the Agreement, Kodiak has the option to purchase 2,500,000 shares of the Company's common stock at a fixed price of $0.40 per share. The option can be exercised at any time prior to April 5, 2014, however, Kodiak must purchase a minimum of 250,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak a commission equal to 10% of the exercise price. Shares of the Company's common stock acquired by Kodiak will be offered to the public at a price $0.45 per share.

As of October 31, 2013 Kodiak had exercised its option to purchase 600,000 shares.

By means of this Offering Circular the Company is also offering 1,900,000 shares of its common stock (2,500,000 shares originally qualified less 600,000 shares purchased by Kodiak) directly to the public at a price of $0.45 per share.

This Offering Circular originally pertained to a maximum of 2,500,000 shares. Since Kodiak has already purchased 600,000 shares, 1,900,000 shares remain to be sold. All or a part of these 1,900,000 shares can be sold to Kodiak, or can be sold by the Company directly to the public. Any shares sold to Kodiak will reduce the number of shares which can be sold directly by the Company by means of this Offering Circular. Conversely, any shares sold directly by the Company will reduce the number of shares which can be sold to Kodiak by means of this Offering Circular.

Kodiak has an option, exercisable at any time prior to April 5, 2014 to purchase an additional 1,900,000 shares of the Company's common stock. However, the Company's option agreement with Kodiak does not require the Company to deliver free trading shares (i.e. shares which have been qualified by means of this Offering Circular) to Kodiak. If Kodiak exercises all or a part of it option, but the Company does not deliver freely tradable shares to Kodiak, then Kodiak may rescind its option to purchase the shares.

Accordingly if the Company sells all or a part of the remaining 1,900,000 shares which can be sold by means of this Offering Circular, and if Kodiak exercise its option to purchase shares in excess of those which can be sold by means of this Offering Circular (the "excess shares"), then Kodiak:

- may rescind its purchase of the excess shares; or
- may nevertheless purchase the excess shares, in which case the shares purchased by Kodiak would be "restricted securities", as that term is defined in Rule 144 of the Securities and Exchange Commission.

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	Kodiak Capital Group, LLC.
Address:	260 Newport Center Drive Newport Beach, CA 92660
Telephone No.	(212) 262-2600

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Kodiak Capital Group, LLC was issued 60,000 restricted shares of the Company's common stock upon the execution of an Investment Agreement dated November 30, 2012. The Investment Agreement was replaced by an Option Agreement referred to below.

On April 5, 2013, the Company entered into an Option Agreement (the "Agreement") with Kodiak Capital Group, LLC, in order to provide a potential source of future funding. Pursuant to the Agreement, Kodiak has the option to purchase 2,500,000 shares of the Company's common stock at a fixed price of $0.40 per share. The option can be exercised at any time prior to April 5, 2014, however Kodiak must purchase a minimum of 250,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak a commission equal to 10% of the exercise price.

The Company has not agreed to indemnify Kodiak against liabilities under federal or state securities laws.

As of October 15, 2013 Kodiak has exercised its option to purchase 600,000 shares of the Company's common stock.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The name of persons at the Company through which this offering is being made directly to the public are:

Name: Daniel W. Balsiger
Office Street Address: 11839 Sorrento Valley Road, Suite 39-C1, San Diego, CA 92121
Telephone No.: (858) 509-2783

Name: Michael J. Klepper
Office Street Address: 5403 Birch Court, Colleyville, TX 76034
Telephone No.: (817) 269-4773

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Name: Not applicable.
Address: ____________________

____

Telephone No. ____________________

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

There is no minimum amount which required to be sold in this offering.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The vast majority of the restricted shares are being held by the CEO and will remain restricted.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not made any distributions, paid any dividends or redeemed any of its securities since inception through the date of this filing.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chief Executive Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39-C1, San Diego, CA 92121
Telephone No: (858) 509-2783
Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer:

Title: Chief Operating Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer:

Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

None.

Also a Director of the Company [ ] Yes [] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 2

(A) Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

(B) Name: Michael J. Klepper
Age: 49
Office Street Address: 5403 Birch Court, Colleyville, TX 76034
Telephone No: (817) 269-4773

Mr. Klepper was appointed a director on February 29, 2012. Between April 2009 and present Mr. Klepper serves as the Finance Director for Classic Chevrolet in Grapevine, Texas. Between October 2004 and April 2009 Mr. Klepper served as the General Sales Manager and Financial Director for Bankston Dodge in Grand Prairie, TX. Mr. Klepper holds a bachelors degree in marketing from San Diego State University.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No key man life insurance policies exist on any of the Company's Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Neither the Company nor any of its Officers, Directors or key personnel has ever filed a petition under the Bankruptcy Act.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and Address	Number of Shares Beneficially Owned	Class	Percentage of Class [1]
Daniel W. Balsiger President and Director	12,700,000	Common	33%
Michael J. Klepper Secretary and Director	0	Common	0 %
All directors and executive officers (2 persons)	12,700,000	Common	33%

1) The above percentages are based on 38,404,875 shares of common stock outstanding as of the date of this Offering.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 12,700,000 shares (33% of total outstanding)

After offering:

a) Assuming minimum securities sold: 12,700,000 shares (33% of total outstanding)

b) Assuming maximum securities sold: 12,700,000 shares (31% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None- Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ -	$ -
Chief Financial Officer	-	-
Chief Accounting Officer	-	-
Key Personnel:		
None.		
Others:		
None.		
Total:	$ 0.00	$ 0.00
Directors as a group (number of persons 2)	$ 0.00	$ 0.00

(c) If remuneration is expected to change or has been unpaid in prior years, explain: (Not Applicable).

(c) If any employment agreements exist or are contemplated, describe:

All employees for the next fiscal year will be set up on Independent Positions fully 1099, no formal contracts will be engaged or are planned until the company is seeing sustained profits.

All Independent sales and consulting positions are required to sign extensive Non-Disclosure and Non Liability clauses.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None shares (0.00% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

No significant tax benefits will be available to investors in this offering

The Company has not engaged any tax advisor in connection with this offering.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A:

MY EZSMOKES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011
UNAUDITED

MY EZSMOKES, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2012(Restated)	December 31, 2011
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 76,798	$ 5,621
Accounts Receivable	6,199	7,248
Inventory	21,242	37,055
Prepaid Expenses	147,918	-
Total Current Assets	252,511	49,924
Fixed Assets-net	7,357	6,917
Other assets, Security Deposit	1,428	-
Total Assets	$ 260,942	$ 56,841
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 149,679	$ 161,535
Convertible Note Payable	59,000	59,000
Note Payable-Related Party	83,592	36,542
Note Payable	116,266	103,154
Total Current Liabilities	408,537	360,231
Long Term Debt	-	5,010
Total Liabilities	408,537	365,241
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2010 and December 31, 2010	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,289,875 and 114,861,875 respectively	38,290	114,862
Paid-In Capital	535,828	(27,594)
Retained Deficit	(721,713)	(395,668)
Total Stockholders' Equity	(147,595)	(308,400)
Total Liabilities and Stockholders' Equity	$ 260,942	$ 56,841

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31,	
	2012(Restated)	2011
Revenues	$ 21,682	$ 35,742
Costs of Services	10,847	22,350
Gross Margin	10,835	13,392
Expenses:		
Stock for Services	191,050	-
Professional Fees	25,875	-
General and Administrative	111,622	61,348
Operating Expenses	328,547	61,348
Operating Income (Loss)	(317,712)	(47,956)
Other Income (Expense)		
Interest	(8,333)	(3,692)
Net Loss Before Taxes	(326,045)	(51,648)
Income and Franchise Tax	-	-
Net Loss	$ (326,045)	$ (51,648)
Loss per Share, Basic & Diluted	$ (0.00)	$ (0.00)
Weighted Average Shares Outstanding	76,545,875	68,324,889

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
JANUARY 1, 2010 TO DECEMBER 31, 2012

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2011	861,875	$ 862	$ 1,000	$ (344,020)	$ (342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Shares issued for Debt Reduction	24,000,000	24,000	36,406	-	60,406
Debt forgiveness	-	-	25,000	-	25,000
Net loss for the year	-	-	-	(51,648)	(51,648)
Balance December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for services	60,000	60	64,740		64,800
Shares issued for cash	293,000	293	175,507	-	175,800
Shares issued for services	375,000	375	245,875	-	246.250
Cancellation of Shares	(77,300,000)	(77,300)	77,300	-	-
Net Loss for the year	-	-	-	(326,045)	(326,045)
Balance December 31, 2012	38,289,875	$ 38,290	$ 535,828	$ (721,713)	$ (147,595)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF CASH FLOWS
TWELVE MONTHS ENDED DECEMBER 31,

	2012(Restated)	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (326,045)	$ (51,648)
Shares Issued	311,050	-
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	7,217	6,987
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	1,049	23,624
Increase (Decrease) in Prepaids and Deposits	(149,346)	1,613
Increase (Decrease) in Accounts Payable	(11,856)	(17,442)
(Increase) Decrease in Inventory	15,813	(14,240)
Decrease (Increase) in Loan to Shareholder	-	5,184
Net Cash Used in Operating Activities	(152,118)	(45,922)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(7,657)	-
Net cash provided by Investing Activities	(7,657)	-
Common Stock issued for Cash	175,800	-
Proceeds from Loans	133,257	32,856
Reduction of Debt	(78,105)	(6,185)
Net Cash Provided by Financing Activities	230,952	26,671
Net (Decrease) Increase in Cash	71,177	(19,251)
Cash at Beginning of Period	5,621	24,872
Cash at End of Period	$ 76,798	$ 5,621
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc.,(FHI) which was incorporated in August of 1997 under the laws of the State of Nevada, and My Ezsmokes which was organized in Nevada in 2009. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. FHI has been relatively inactive since June 2011. The company is located in Southern California. The business of My Ezsmokes is the manufacture of smoke free cigarettes.

During the year end December 31, 2012 95% of sales derived from MyEzsmokes, up from 57% the previous year.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year. Receivables for MyEzsmokes was $3,746 and for Fashion Handbags $2,453 resulting in a total of $6,199.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value. For MyEzsmokes inventory consists of finished electronic cigarettes valued at cost of $17,663. Inventory for fashion handbags, which is finished ladies handbags equals $3,579.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years. Improvements are amortized over the life of the lease which is 2 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2012; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2011 through December 31, 2012.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company mainly sells to retailers. There are no price incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a gross basis with corresponding costs of goods as a reduction to revenue in cost of sales. Fashion Handbags sells mostly to wholesalers and recognizes revenue on shipments. There is no element of return allowance unless defective which has not occurred. Revenue on My Ezsmokes is recognized when the product is shipped to the customer.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

On December 26, 2011, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements.* This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

On December 26, 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

2. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line

item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

2. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules:Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation*.ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount ofgoodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 "*Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29")*. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 -GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $721,713 at December 31, 2012 and had a net loss of $ 326,045 for the year ended December 31, 2012. The Company's losses consist of $324,496 from MyEzsmokes and $11,549 from FHI.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At December 31, 2012 and 2011the Company has the following fixed assets:

	December 31, 2012	December 31, 2011
Auto	$ 34,068	$ 4,068
Computers, Fixtures ,Improvements	16,684	9,027
Total	50,752	43,095
Less Accumulated Depreciation	(43,395)	(36,178)
Net book value	$ 7,357	$ 6,917

Depreciation for the year ended December 31, 2012 and 2011 was $6,917 and $6,987 respectively. Amortization on the improvements in 2012 was $300.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

	December 31, 2012	December 31, 2011
Notes Payable to an officer, a related party, originating in 2010, interest imputed 6%, payable on demand	$ 83,592	$ 36,542
Notes Payable to individuals, originating in 2011, interest imputed at 6%, payable on demand	28,997	11,499
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	-	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand , guaranteed by an officer	87,269	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	-	6,024
Total Notes Payable	$ 116,266	$ 108,164
Less Due within one year	(116,266)	(103,154)
Long Term Debt	$ -	$ 5,010

Convertible Notes

The Company has one convertible note payable to individuals at December 31, 2012 and 2011 in the amount of $59,000. The note is convertible into common stock, without interest, and originally due in 2009. As the term has elapsed, the calculation for derivative expense has expired

The note was reduced in 2011 from $119,406 to $59,000 by a stock issuance of 24,000,000 shares and is shown in the statement of stockholders equity.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a two year rental agreement commencing December 1, 2012 and ending November 30, 2014 for $1,386.72 per month for approximately 1,284 square feet of office space. Minimum future rental costs under the agreement are as follows:

2013-$16,641
2014 $15,254

NOTE 7 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

On March 1, 2012 the Company issued 250,000 shares of common stock for marketing services valued at the market rate which was .345 per share. The Company has recognized the cost of $86,250 as stock for services in the statement of operations.

On March 6, 2012 the Company canceled 62,500,000 shares of common stock.

On September 14, 2012 the Company's officer cancelled 14,800,000 shares.

Between September 20th to 30th, 2012 the Company issued 418,000 shares of stock of which 293,000 shares were issued for cash of $175,800. The cash was received from a non-employee at market.

The balance of shares of 125,000 were issued for services valued at market for a consulting agreement starting October 1, 2012 to September 30, 2013. At December 31, 2012 the Company is recognizing this amount of $160,000 (125,000 shares at $1.28) as prepaid expenses on the balance sheet for $120,000 and stock for services on the statement of operations for $40,000.

On December 4, 2012 the Company issued 60,000 shares for completed services valued at market whaich was $1.08 per share resulting in an expense of $64,800.

NOTE 8 – INCOME TAX

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Deferred Tax Assets – Non-current:		
NOL Carryover	$ 181,643	$49,648
Payroll Accrual	-	-
Less valuation allowance	(181,643)	(49,648)
Deferred tax assets, net of valuation allowance	$ -	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the period ended December 31, 2012 and 2011 due to the following:

	2012	2011
Book Income	$ (326,045)	$ (51,648)
Meals and Entertainment	3,000	2,000
Other nondeductible expenses	191,050	-
Accrued Payroll	-	-
Valuation allowance	131,995	49,648
	$ -	$ -

At December 31, 2012, the Company had net operating loss carryforwards of approximately $182,000 that may be offset against future taxable income from the year 2013 to 2033. No tax benefit has been reported in the December 31, 2012 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 9- ACQUISITONS

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

NOTE 10- RESTATED FINANCIALS

In 2012 the Company has restated its financials for a correction of an error which occurred during the interim period in 2012. The Company had recognized a financing cost on stock issuances for cash of $191,710. The effect on the year end 2012 financials is as follows:

	Original	Restated	Difference
Balance Sheet			
Total Assets	260,942	260,942	-
Total Liabilities	408,537	408,537	-
Total Equity	(147,595)	(147,595)	-
Operating Loss	(317,712)	(317,712)	-
Interest and Financing	(200,043)	(8,333)	191,710
Loss	(517,755)	(326,045)	191,710
The total effect on cash flows would be as follows:			
Cash used in operations	(152,118)	(152,118)	-
Cash Flows from investing	(7,657)	(7,657)	
Cash Flows from Financing	230,952	230,952	

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist.

MY EZSMOKES, INC.

FINANCIAL STATEMENTS
June 30, 2013
Unaudited

MY EZSMOKES, INC.
BALANCE SHEETS
(UNAUDITED)

	June 30, 2013	December 31, 2012
Assets:		
Current Assets		
Cash and Cash Equivalents	$45,798	$76,798
Accounts Receivable	6,899	6,199
Inventory	32,306	21,242
Prepaid Expenses	40,000	147,918
Total Current Assets	125,003	252,157
Fixed Assets-net	28,825	7,357
Other assets, Security Deposit	1,428	1,428
Total Assets	$155,256	$ 260,942
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$149,405	$ 149,679
Convertible Note Payable	59,000	59,000
Note Payable-Related Party	21,134	83,592
Note Payable	104,522	116,266
Total Current Liabilities	334,061	408,537
Long Term Debt	-	
Total Liabilities	334,061	408,537
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2010 and December 31, 2010	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,464,875 and 38,289,875 respectively	38,465	38,290
Paid-In Capital	640,653	535,828
Retained Deficit	(857,923)	(721,713)
Total Stockholders' Equity	(178,805)	(147,595)
Total Liabilities and Stockholders' Equity	$ 155,256	$ 260,942

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2013	2012	2013	2012
Revenues	$11,394	$9,101	$18,814	$16,449
Costs of Services	5,866	4,550	9,576	8,176
Gross Margin	5,528	4,551	9,238	8,273
Expenses:				
Stock for Services	40,000	-	80,000	-
Professional Fees	11,373	5,550	21,322	8,025
General and Administrative	14,176	21,453	41,730	38,044
Operating Expenses	65,549	27,003	143,052	46,069
Operating Income (Loss)	(60,021)	(22,452)	(133,814)	(37,796)
Other Income (Expense) Interest	(898)	(43)	(2,396)	(462)
Net Loss Before Taxes	(60,919)	(22,495)	(136,210)	(38,258)
Income and Franchise Tax	-	-		
Net Loss	$ (60,919)	$(22,495)	(136,210)	(38,258)
Loss per Share, Basic & Diluted	$ (0.00)	$ (0.00)	(0.00)	(0.00)
Weighted Average Shares Outstanding	38,464,875	52,611,875	38,451,413	74,973,753

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

JANUARY 1, 2010 TO June 30, 2013

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2011	861,875	$ 862	$ 1,000	$ (344,020)	$ (342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Shares issued for Debt Reduction	24,000,000	24,000	36,406	-	60,406
Debt forgiveness	-	-	25,000	-	25,000
Net loss for the year	-	-	-	(51,648)	(51,648)
Balance December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for services	60,000	60	64,740		64,800
Shares issued for cash	293,000	293	175,507	-	175,800
Shares issued for services	375,000	375	245,875	-	246.250
Cancellation of Shares	(77,300,000)	(77,300)	77,300	-	-
Net Loss for the year	-	-	-	(326,045)	(326,045)
Balance December 31, 2012	38,289,875	$ 38,290	$ 535,828	$ (721,713)	$ (147,595)
Shares issued for cash	175,000	175	104,825	-	105,000
Shares issued for services	-	-	-	-	-
Cancellation of Shares	-	-	-	-	-
Net loss for the period ended June 30, 2013	-	-	-	(136,210)	(136,210)
Balance June 30, 2013	38,464,875	$ 38,465	$ 640,653	$ (857,923)	$ (178,805)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (136,210)	$ (38,258)
Shares Issued	-	250
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,450	3,753
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	(700)	(423)
(Increase) Decrease in Prepaids and Deposits	107,918	(150)
Increase (Decrease) in Accounts Payable	(274)	(15,539)
(Increase) Decrease in Inventory	(11,064)	(13,580)
Net Cash Used in Operating Activities	(33,880)	(63,947)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(27,918)	-
Net cash provided by Investing Activities	(27,918)	-
Common Stock issued for Cash	105,000	-
Proceeds from Loans	-	98,380
Reduction of Debt	(74,202)	(15,559)
Net Cash Provided by Financing Activities	30,798	82,821
Net (Decrease) Increase in Cash	(31,000)	18,874
Cash at Beginning of Period	76,798	5,621
Cash at End of Period	$45,798	$ 24,495

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2013	2012
Cash paid during the year for:		
Interest	$ 1,585	$ 1,280
Franchise and Income Taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

	2013	2012
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2013
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc.,(FHI) which was incorporated in August of 1997 under the laws of the State of Nevada, and My Ezsmokes which was organized in Nevada in 2009. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. FHI has been relatively inactive since June 2011. The company is located in Southern California. The business of My Ezsmokes is the manufacture of smoke free cigarettes.

During the six months ended June 30, 2013 100% of sales derived from MyEzsmokes. In the previous year 99% was derived from MyEzsmokes.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year. Receivables for MyEzsmokes was $4,446 and for Fashion Handbags $2,453 resulting in a total of $6,899.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value. For MyEzsmokes inventory consists of finished electronic cigarettes valued at cost of $28,727. Inventory for Fashion Handbags, which is finished ladies handbags equals $3,579.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years. Improvements are amortized over the life of the lease which is 2 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at June 30, 2013; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2013 through June 30, 2013.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company mainly sells to retailers. There are no price incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a gross basis with corresponding costs of goods as a reduction to revenue in cost of sales. Fashion Handbags sells mostly to wholesalers and recognizes revenue on shipments. There is no element of return allowance unless defective which has not occurred. Revenue on My Ezsmokes is recognized when the product is shipped to the customer.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

On December 26, 2011, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

On December 26, 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

3. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

4. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

3. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

4. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13")*. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules:Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation*.ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount ofgoodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 -GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $732,204 at June 30, 2013 and had a net loss of $137,211 for the six months ended June 30, 2013. The Company's losses consist of $135,107 from MyEzsmokes and $2,104 from FHI.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At June 30, 2013 and December 31,2012 the Company has the following fixed assets:

	Jun 30, 2013	December 31, 2012
Auto	$ 27,918	$ 34,068
Computers, Fixtures ,Improvements	16,683	16,684
Total	44,601	50,752
Less Accumulated Depreciation	(15,776)	(43,395)
Net book value	$ 28,825	$ 7,357

Depreciation for the six months ended June 30, 2013 and 2012 was $6,450 and $3,753 respectively.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

	June 30, 2013	December 31, 2012
Notes Payable to an officer, a related party, originating in 2010, interest imputed 6%, payable on demand	$ 21,134	$ 83,592
Notes Payable to individuals, originating in 2011, interest imputed at 6%, payable on demand	17,356	28,997
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand , guaranteed by an officer	87,166	87.269
Total Notes Payable	$ 104,522	$ 116,266
Less Due within one year	(104,522)	(116,266)
Long Term Debt	$ -	$ -

Convertible Notes

The Company has one convertible note payable to individuals at December 31, 2012 and 2011 in the amount of $59,000. The note is convertible into common stock, without interest, and originally due in 2009. As the term has elapsed, the calculation for derivative expense has expired

The note was reduced in 2011 from $119,406 to $59,000 by a stock issuance of 24,000,000 shares and is shown in the statement of stockholders equity.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a two year rental agreement commencing December 1, 2012 and ending November 30, 2014 for $693.36 per month fo office space. Minimum future rental costs under the agreement are as follows:

2013-$4,160
2014 $7,627

NOTE 7 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

On March 1, 2012 the Company issued 250,000 shares of common stock for marketing services valued at the market rate which was .345 per share. The Company has recognized the cost of $86,250 as stock for services in the statement of operations.

On March 6, 2012 the Company canceled 62,500,000 shares of common stock.

On September 14, 2012 the Company's officer cancelled 14,800,000 shares.

Between September 20th to 30th, 2012 the Company issued 418,000 shares of stock of which 293,000 shares were issued for cash of $175,800. The cash was received from a non-employee at market.

The balance of shares of 125,000 were issued for services valued at market for a consulting agreement starting October 1, 2012 to September 30, 2013. At March 31, 2013 the Company is recognizing this amount of $160,000 (125,000 shares at $1.28) as prepaid expenses on the balance sheet for $80,000 and stock for services on the statement of operations for $80,000 for the period January 1 to June 30, 2013. The Company recognized a similar expense in the fourth quarter of 2012 of $40,000

On December 4, 2012 the Company issued 60,000 shares for completed services valued at market which was $1.08 per share resulting in an expense of $64,800.

In January 2013 the Company issued 175,000 shares for cash of $105,000.

NOTE 8 – INCOME TAX

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Deferred Tax Assets – Non-current:		
NOL Carryover	$ 181,643	$49,648
Payroll Accrual	-	-
Less valuation allowance	(181,643)	(49,648)
Deferred tax assets, net of valuation allowance	$ -	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the period ended December 31, 2012 and 2011 due to the following:

	2012	2011
Book Income	$ (261,245)	$ (51,648)
Meals and Entertainment	3,000	2,000
Other nondeductible expenses	126,250	-
Accrued Payroll	-	-
Valuation allowance	131,995	49,648
	$ -	$ -

At December 31, 2012, the Company had net operating loss carryforwards of approximately $182,000 that may be offset against future taxable income from the year 2013 to 2033. No tax benefit has been reported in the December 31, 2012 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 9- ACQUISITONS

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

NOTE 10- RESTATED FINANCIALS

In 2012 the Company has restated its financials for a correction of an error which occurred during the interim period in 2012. The Company had recognized a financing cost on stock issuances for cash of $191,710. The effect on the year end 2012 financials is as follows:

	Original	Restated	Difference
Balance Sheet			
Total Assets	260,942	260,942	-
Total Liabilities	408,537	408,537	-
Total Equity	(147,595)	(147,595)	-
Operating Loss	(317,712)	(317,712)	-
Interest and Financing	(200,043)	(8,333)	191,710
Loss	(517,755)	(326,045)	191,710
The total effect on cash flows would be as follows:			
Cash used in operations	(152,118)	(152,118)	-
Cash Flows from investing	(7,657)	(7,657)	
Cash Flows from Financing	230,952	230,952	

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is in the early stages of development and marketing with most of the efforts associated with product development, sourcing and sales. The initial sales campaign began in August of 2012, and although significant progress has been made working directly with the mass market accounts, sales are ot to the point that our operations are profitable. The accounts we are working with for the most part have yet to carry these items so product purchasing decisions and commitments are taken up and made by top level management in these major accounts and the process is quite extensive, but we are currently on the tables of most of the major retailers in the mass food and drug retail market.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Material changes in our Statement of Operations for the year ended December 31, 2012 as compared to the same period in the prior year are discussed below:

Item	Increase (I) or Decrease (D)	Reason
Revenue	D	Initial sales were slowed by insufficient start-up capital to effectively market our products
Operating expenses	I	Costs associated with a start up company.

During the six months ended June 30, 2013 we expensed $80,000 for services (see Footnote 7 to the June 30, 2013 financial statements). Professional fees during this period increased due to the costs associated with this offering. General and administrative expenses increased due to greater sales and marketing efforts.

Although the e-Cig market is still in its infancy the Company's expects that this product category will grow and exceed a billion dollars in gross revenue during the next couple of years. The key variable at this point for the Company is to have sufficient capital to compete and implement its sales campaign in an effective way.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations?

Gross Margin as a Percentage of Revenues

Year ended December 31, 2012	Year Ended December 31, 2011
50%	37%

During the twelve months ended December 31, 2013 we expect our gross margin, as a percentage of revenue, be approximately 50%.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

Foreign sales are not a focus at this time.

PART III – EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description	
1.1	Investment Agreement (superseded by Exhibit 1.2)	*
1.2	Option Agreement	
2.1	Articles of Incorporation	*
2.2	Corporate By-Laws	*
10.1	Consent of Counsel	
10.2	Consent and Certification By Underwriter	
11	Opinion Re: Legality	

*Previously Filed

EXHIBIT 1.2

OPTION AGREEMENT

THIS AGREEMENT is made this 5th day of April, 2013 by and between MyEZSmokes, Inc. (the "Company") and Kodiak Capital Group, LLC ("Kodiak").

In consideration of the mutual promises, representations, warrants and covenants contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

1. The Company hereby grants to Kodiak an option to purchase 2,500,000 shares of the Company's common stock at $0.40 per share. The option can be exercised at any time prior to April 5th 2014, however Kodiak must purchase a minimum of 250,000 shares at each exercise. Upon each exercise, the Company will pay Kodiak a commission equal to 10% of the exercise price.

2. To exercise the option, Kodiak will notify the Company of the amount of shares it is purchasing by sending an email to the Company: Dan@MyEZsmokes.com

3. At the time of exercise, Kodiak will wire transfer the exercise price to the Company according to the following instructions.

Union Bank- Del Mar # 22
ABA/Routing #: 122000496
ACCOUNT #: 0220064905
ACCOUNT NAME: MYEZSMOKES.COM, LLC.
ADDRESS: 1435 CAMINO DEL MAR, DEL MAR CA 92014

4. Within three days of receiving the exercise price, the Company will send Kodiak a certificate representing the shares to:

Kodiak Capital Group, LLC.
260 Newport Center Drive
Newport Beach, CA 92660
EIN: 90-0518606

5. If the certificate representing the shares bears any type of restricted legend, Kodiak may rescind the exercise by notice to the Company within three days following receipt of the certificate. If the exercise is rescinded:

- the exercise price referred to in Section 3, less the 10% commission referred to in Section 1, will be returned to Kodiak via wire transfer, and
- the certificate representing the shares referred to in Section 4 will be returned to the Company.

6. All other agreements, between the Company and Kodiak, including the Investment Agreement dated November 30, 2012, are hereby terminated.

AGREED TO AND ACCEPTED as of the date first above written.

MYEZSMOKES, INC.

By: /s/ Daniel Balsiger
Daniel Balsiger, President

KODIAK CAPITAL GROUP, LLC

By: /s/ Ryan Hodson
Ryan Hodson, Managing Partner

EXHIBIT 10.1

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

CONSENT OF ATTORNEYS

Reference is made to the Offering Statement of MyEZSmokes, Inc. (the "Company") on Form 1-A whereby the Company proposes to sell shares of its common stock. Reference is also made to Exhibit 11 included in the Offering Statement relating to the validity of the securities proposed to be issued and sold.

We hereby consent to the use of our opinion concerning the validity of the securities proposed to be issued and sold.

Very truly yours,

HART & HART, LLC



William T. Hart

Denver, Colorado
November 11, 2013

EXHIBIT 10.2

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by MyEZSmokes, Inc. pursuant to Regulation A in connection with a proposed offering of common stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

Dated: November 11, 2013

KODIAK CAPITAL GROUP, LLC

By: /s/ Ryan C. Hodson
Ryan C. Hodson
Managing Director

EXHIBIT 11

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

(303) 839-0061

harttrinen@aol.com
Fax: (303) 839-5414

November 11, 2013

MyEZSmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

This letter will constitute an opinion upon the legality of the sale by MyEZSmokes, Inc., a Nevada corporation (the "Company"), of shares of common stock (the "Common Stock") referred to in the Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Nevada, and a copy of the Offering Statement. In rendering this opinion, we have also examined such other documents and made such other inquiries that we deemed appropriate. In our opinion, the Company is authorized to issue the Common Stock mentioned above and such Common Stock, when sold, will be legally issued and will represent fully paid and non-assessable shares of the Company's Common Stock.

Very truly yours,

HART & HART, LLC



William T. Hart

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 12 2013.

MYEZSMOKES, INC. (Issuer)

~~July 31, 2013~~
Nov 12, 2013

By: 
Daniel W. Balsiger, Chief Executive Officer,
Chief Financial Officer and Director
(Principal Executive Officer)
(Principal Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

November 12 2013

By: 
Daniel W. Balsiger, Chief Executive Officer,
Chief Financial Officer and Director
(Principal Executive Officer)
(Principal Financial Officer)

November 12 2013

By: 
Michael Klepper, Director